LAW OFFICES OF
DAVID J. LEVENSON
7947 Turncrest Drive
Potomac, Maryland 20854

Admitted: MC DC and VA	(301) 299-8092
(Not Admitted: MD)	Fax: (301) 299-8093
levensonfam@msn.com

December 11, 2009

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
Dragon Jade International Limited
Amendment No. 5 to Registration Statement on Form 20-F
Amendment No. 3 to Annual Report for the fiscal year ended March 31, 2009 on Form 20-F/A
Filed December   , 2009
File No. 0-53593

Dear Mr. Owings:

On behalf of the registrant, we respectfully submit responses to the comments in your letter dated November 25, 2009 addressed to YUE Kou, Chief Financial Officer of the registrant, concerning Amendment No. 3 to the Registration Statement and the Annual Report both filed October 1, 2009.   The responses (“A_.”) are numbered to correspond to the numbered comments (“C._”) in your letter.

Amendment No. 4 to Registration Statement on Form 20-F

Item 19. Exhibits, page 19

C1.  We note your response to comment 10 from our letter dated October 21, 2009.  Please revise the introductory sentence to your Exhibit Index in your registration statement so that it states that the exhibits are incorporated as part of the registration statement rather than the “annual report.”

A1.  The introductory sentence has been revised so that it states that the exhibits are incorporated as part of the “registration statement.”

C2.  Also, for each previously filed exhibit that you are incorporating by reference into both your registration statement and annual report, please disclose the date you filed the original or amended registration statement that includes the exhibit.

A2.  The date each exhibit incorporated by reference was originally filed has been stated.

Exhibit 15

C3.  Please obtain revised consents that include the conformed signature of your independent registered public account.

A3.  The revised consents contain the conformed signature of our independent registered public account.

C4.  Please obtain a revised consent from your accountant that refers to the dual dated audit report for the financial statements of KASH Strategic Limited.

A4.  A revised consent refers to the dual dated audit report for the financial statements of KASH Strategic Limited.

Annual Financial Statements for the years ended March 31, 2009, 2008 and 2007

Consolidated Statements of Changes in Stockholders’ Equity (Deficit), page 5

C5.  We have read your response to comment 13 from our letter dated October 21, 2009.  Please revise your disclosure to indicate the amount of Dragon Jade (the shell company) assets/liabilities that are reflected in the combined company’s financial statements.  Please also present Dragon Jade’s net assets at the time of the reverse merger as a charge to additional paid-in capital in your statement of stockholders’ equity.

A5.  At the time of the reverse merger, the shell company (Dragon Jade International Limited) had no assets and no liabilities.  At March 31, 2009, it had accumulated net assets totaling $22,452, through normal operations, which are included in the consolidated balance sheet as of March 31, 2009.

C6.  We have read your response to comment 14 from our letter dated October 21, 2009.  Since the conversion of the debt occurred at KASH prior to the recapitalization, please also remove the line item Conversion of shareholder loan to equity in the amount of $115,974 from your financial statements or explain why it is correct.

A6.  The revision has been made.  The comment and response were discussed by telephone by Randy Gruber with Ta Tanisha Meadows.

C7.  The amounts you have disclosed for net loss and foreign currency translation adjustment for the year ended March 31, 2007 appear to be incorrect. Please revise accordingly or explain why they are correct.

A7.  The revision has been made.  The comment and response were discussed by telephone by Mr. Gruber with Ms. Meadows.

Form 20-F for Fiscal year Ended March 31, 2009

C8.  Please address the comments above in your annual report on Form 20-F/A as applicable.

A8.  The comments and the responses have been addressed in the annual report.

 * * * * *

The registrant would appreciate your expeditious review of the filings.

Thank you for the courtesies you have extended to the registrant during the review process.  If you have any further comments or require any additional information, please address your letter to YUE Kou with a copy to the undersigned.  Thank you for your attention and cooperation.

Sincerely,

/s/ David J. Levenson
David J. Levenson

cc:	Ta Tanisha Meadows, Staff Accountant Jim Allegretto, Senior Assistant Chief Accountant Robert W. Errett, Staff Attorney John Fieldsend, Attorney-Adviser